UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2020

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-224307, 333-224307-01, 333-224307-02 AND 333-224307-03) OF TOTAL S.A., TOTAL CAPITAL INTERNATIONAL, TOTAL CAPITAL CANADA LTD. AND TOTAL CAPITAL, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

EXHIBIT INDEX

EX-4.1	Fourth Supplemental Indenture between Total Capital International, TOTAL S.A. and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of June 29, 2020, in respect of the $800,000,000 2.986% Guaranteed Notes Due 2041 and $800,000,000 3.386% Guaranteed Notes Due 2060.

EX-4.2	The form of Global Note for the $800,000,000 2.986% Guaranteed Notes Due 2041 (incorporated by reference to Exhibit A to Exhibit 4.1 above) and the form of Global Note for the $800,000,000 3.386% Guaranteed Notes Due 2060 (incorporated by reference to Exhibit B to Exhibit 4.1 above).

EX-4.3	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of February 17, 2012, as amended by the first supplemental indenture dated February 19, 2019 and as further amended by the fourth supplemental indenture dated June 29, 2020, among Total Capital International, TOTAL S.A., and The Bank of New York Mellon, acting through its London Branch, as Trustee.

EX-5.1	Opinion of Aurélien Hamelle, General Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantee issued on June 29, 2020, pursuant to the Indenture, as to certain matters of French law.

EX-5.2	Opinion of Lycia Alderin, Group U.S. Securities Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantee issued on June 29, 2020, pursuant to the Indenture, as to certain matters of United States law.

EX-23.1	Consent of Latham & Watkins LLP, counsel to Total Capital International, as to the reference to Latham & Watkins LLP under the heading “Legal Matters” in the preliminary prospectus supplement filed on June 24, 2020, and the final prospectus supplement filed on June 26, 2020, in each case relating to the sale by Total Capital International of the Notes.

TOTAL S.A. is providing on this Form 6-K (i) the Fourth Supplemental Indenture between Total Capital International, Total S.A. and The Bank of New York Mellon, acting through its London Branch, dated as of June 29, 2020, in respect of the $800,000,000 2.986% Guaranteed Notes Due 2041 and the $800,000,000 3.386% Guaranteed Notes Due 2060, (ii) the form of Global Note for the $800,000,000 2.986% Guaranteed Notes Due 2041 (incorporated by reference to Exhibit A to Exhibit 4.1) and the form of Global Note for the $800,000,000 3.386% Guaranteed Notes Due 2060 (incorporated by reference to Exhibit B to Exhibit 4.1), (iii) the Officer’s Certificate pursuant to Section 102 of the Indenture dated as of February 17, 2012, as amended by the first supplemental indenture dated February 19, 2019 and as further amended by the fourth supplemental indenture dated June 29, 2020, among Total Capital International, TOTAL S.A. and The Bank of New York Mellon, acting through its London Branch, as Trustee (the “Indenture”), (iv) the Opinion of Aurélien Hamelle, General Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantee issued on June 29, 2020, pursuant to the Indenture, as to certain matters of French law, (v) the Opinion of Lycia Alderin, Group U.S. Securities Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantee issued on June 29, 2020, pursuant to the Indenture, as to certain matters of United States law and (vi) the Consent of Latham & Watkins LLP, counsel to Total Capital International, as to the reference to Latham & Watkins LLP under the heading “Legal Matters” in the preliminary prospectus supplement filed on June 24, 2020, and the final prospectus supplement filed on June 26, 2020, in each case relating to the sale by Total Capital International of the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: June 29, 2020	By:	/s/ ANTOINE LARENAUDIE
Name: Antoine LARENAUDIE
Title: Group Treasurer

EXHIBIT INDEX

EX-4.1	Fourth Supplemental Indenture between Total Capital International, TOTAL S.A. and The Bank of New York Mellon, acting through its London Branch, as trustee, dated as of June 29, 2020, in respect of the $800,000,000 2.986% Guaranteed Notes Due 2041 and $800,000,000 3.386% Guaranteed Notes Due 2060.

EX-4.2	The form of Global Note for the $800,000,000 2.986% Guaranteed Notes Due 2041 (incorporated by reference to Exhibit A to Exhibit 4.1 above) and the form of Global Note for the $800,000,000 3.386% Guaranteed Notes Due 2060 (incorporated by reference to Exhibit B to Exhibit 4.1 above).

EX-4.3	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of February 17, 2012, as amended by the first supplemental indenture dated February 19, 2019 and as further amended by the fourth supplemental indenture dated June 29, 2020, among Total Capital International, TOTAL S.A., and The Bank of New York Mellon, acting through its London Branch, as Trustee.

EX-5.1	Opinion of Aurélien Hamelle, General Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantee issued on June 29, 2020, pursuant to the Indenture, as to certain matters of French law.

EX-5.2	Opinion of Lycia Alderin, Group U.S. Securities Counsel of TOTAL S.A., as to the validity of the Notes and the Guarantee issued on June 29, 2020, pursuant to the Indenture, as to certain matters of United States law.

EX-23.1	Consent of Latham & Watkins LLP, counsel to Total Capital International, as to the reference to Latham & Watkins LLP under the heading “Legal Matters” in the preliminary prospectus supplement filed on June 24, 2020, and the final prospectus supplement filed on June 26, 2020, in each case relating to the sale by Total Capital International of the Notes.